Exhibit 99.2

Dear Stemline Team,

I trust this letter finds you and your families in good health in these difficult times.

I am reaching out this morning with a significant development for Stemline. Just moments ago, we announced that Stemline has agreed to be acquired by the Menarini Group for up to approximately $677 million or $11.50 a share at closing plus a contingent value right for an additional $1.00 subject to ELZONRIS being sold in the United Kingdom, France, Spain, Germany or Italy on or before December 31, 2021 after European Commission approval.

For those who don’t know Menarini, they are a privately-held company, based in Italy. The company was founded in Florence in 1886, and today is a leading pharmaceutical company present in 136 countries worldwide, with 16 manufacturing sites, more than 17,000 employees, and over $4.2 billion in revenue last year. Menarini has a long track record of developing and commercializing pharmacological solutions for cardiovascular, gastroenterology, metabolic, infectious diseases and anti- inflammatory/analgesic therapeutic areas. Menarini is also very committed to oncology research, with several new investigational drugs in development for the treatment of a variety of tumors.

As part of the potential acquisition of Stemline, Menarini plans to replicate their success in Europe here in the United States by leveraging our infrastructure and deep pipeline. As a result, they have consistently communicated to us that it is their plan to keep Stemline as a fully intact, wholly-owned subsidiary of Menarini, (or, Stemline as Menarini’s U.S. “beachhead”) which means that our company will continue to run as it always has with our top-notch teams in place. So for all of you, this new chapter should be relatively seamless, yet very exciting.

To discuss this exciting news and our next steps, I will be hosting a company-wide conference call this morning at 11:00 AM ET. I will take you through this announcement in greater detail and do my best to answer any questions you may have. Later today, we will have a call with Elcin Barker Ergun, the CEO of Menarini, where she will introduce herself and Menarini to all of you.

You can also read more in the joint news release
[https://ir.stemline.com/news-releases/news-release-details/menarini-group-acquire-stemline-therapeutics-transaction-valued].

We entered into this deal, combining the two companies, with our people and mission in mind, and we believe this transaction will create great opportunities for you as employees, our patients, our shareholders and the long-term growth trajectory of ELZONRIS and our entire pipeline. The ability to partner with a company of Menarini’s caliber and scale, combined with its global commercial and R&D infrastructure, is a testament to the exceptional work you have all done to help build this company to where we are today. Our evolution over the last several years from development stage into a commercial stage company with a novel treatment, a growing pipeline and a strong foundation is something we should all be proud of. On behalf of the Board and the leadership team of Stemline, I am so appreciative of all your hard work, dedication, and creativity that has brought us to this milestone and new exciting chapter.

While this is a time of global uncertainty due to Covid-19, we are confident Menarini is the right partner to help expand our capabilities, while giving you all access to additional resources and infrastructure, all of which will enable us to continue to make a difference in the lives of the patients we serve.

Until the close of the transaction, which we expect to occur sometime in the second quarter of 2020 and which is subject to customary closing conditions, we will remain an independent company and our efforts will continue uninterrupted. If you have any questions, please feel free to reach out to Ken or me.

Thank you for you continued focus and dedication to Stemline. I look forward to seeing what we do next together for the benefit of patients and their families.

My best,

Ivan Bergstein, M.D.

CEO of Stemline Therapeutics

Notice to Investors and Security Holders

The Offer referred to in this communication has not yet commenced. The description contained in this communication is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that wholly owned subsidiaries of the Menarini Group will file with the Securities and Exchange Commission (the “SEC”). The solicitation and offer to buy shares of Stemline common stock (the “Shares”) will only be made pursuant to an offer to purchase and related tender offer materials. At the time the Offer is commenced, wholly owned subsidiaries of the Menarini Group will file a tender offer statement on Schedule TO and thereafter Stemline will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ANY HOLDERS OF SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The offer to purchase, the related letter of transmittal and the solicitation/recommendation statement will be made available for free at the SEC’s website at https://www.sec.gov Additional copies may be obtained for free by contacting Stemline. Copies of the documents filed with the SEC by Stemline will be available free of charge on Stemline’s internet website at https://ir.stemline.com/financial-information or by contacting Stemline’s investor relations contact at +1 (646) 502-2307. Copies of the documents filed with the SEC by wholly owned subsidiaries of the Menarini Group can be obtained, when filed, free of charge by directing a request to the Information Agent for the Offer which will be named in the tender offer materials.

In addition to the offer to purchase, the related letter of transmittal and certain other tender offer documents to be filed by wholly owned subsidiaries of the Menarini Group, as well as the solicitation/recommendation statement to be filed by Stemline, Stemline will also file quarterly and current reports with the SEC. Stemline’s filings with the SEC are available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward Looking Statements

The information contained in this communication is as of May 4, 2020. Stemline and the Menarini Group assume no obligation to update forward-looking statements contained in this communication as the result of new information or future events or developments, except as may be required by law.

This communication contains forward-looking information related to the Menarini Group, Stemline and the proposed acquisition of Stemline that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this document and the accompanying exhibits include, among other things, statements about the potential benefits of the proposed acquisition, the anticipated contingent value right payment, Stemline’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Stemline, Stemline’s product pipeline and portfolio assets, Stemline’s ability to achieve the milestone that triggers the contingent value right payment, the anticipated timing of closing of the proposed acquisition and expected plans for financing the proposed acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of Stemline’s stockholders will tender their Shares in the tender offer and the possibility that the acquisition does not close; the possibility that competing offers may be made; risks related to obtaining the requisite consents to the acquisition, including, without limitation, the timing (including possible delays) and receipt of clearance under the Hart-Scott-Antitrust Improvements Act of 1976, as amended; disruption from the transaction making it more difficult to maintain business and operational relationships; significant transaction costs; the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as the possibility of unfavorable new clinical data and further analyses of existing clinical data and, as such, the uncertainty that the milestone for the CVR payment may not be achieved in the prescribed timeframe or at all.

A further description of risks and uncertainties relating to Stemline can be found in Stemline’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at https://www.sec.gov and https://ir.stemline.com/financial-information.

These forward-looking statements are based on numerous assumptions and assessments made by the Menarini Group and Stemline in light of their respective experiences and perceptions of historical trends, current conditions, business strategies, operating environment, future developments and other factors they believe are appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Although it is believed that the expectations reflected in the forward-looking statements in this communication are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this corporate release are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this corporate release.